Response to SEC letter dated August 19, 2009

Registrant:	Metabolic Research, Inc. (Commission file # 000-25879)

Regarding Documents:	Forms 10-K (2008) and 10-Q (3/2009)

Dated:	September 2, 2009

From:	Ms. T. W. Owen (Treasurer and Chief Financial Officer)

Contact Number:	(702) 263-7070

I am in receipt of your correspondence dated August 19, 2009 proposing revisions and additional disclosures to 10-K filed 2008 and 10-Q filed 3/2009. We are currently reviewing your concerns addressed in the letter and will need additional time to respond. The auditor and the prior accountant are gathering the necessary information as they are the individuals that are best informed on the matters at hand.  I am requesting an extension until 9/16/2009 be granted to comply with the SEC request.

Thank You,

/s/ T. W. Owen

Metabolic Research, Inc.